UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
0-55502
FORM 12b-25	814-01137

NOTIFICATION OF LATE FILING	CUSIP NUMBER

☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:  December 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein .

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

This amended Form 12b-25 amends and restates the Form 12b-25 filed by the Registrant on April 1, 2021. This amended Form 12b-25 is being filed to provide additional detail concerning the reasons for Registrant’s inability to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

PART I - REGISTRANT INFORMATION

StHealth Capital Investment Corporation

Full Name of Registrant

N/A

Former Name if Applicable

680 5th Avenue, 21st Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10019

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

STHEALTH Capital Investment Corp.  (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Report”) by the prescribed date of March 31, 2021, without unreasonable effort or expense because the Company needs additional time to complete certain disclosures and analyses to be included in the Report. Specifically, the Company requires additional time to address auditor questions concerning the treatment of an amended loan, dated March 31, 2021. As of the prescribed due date, the Company also required additional time to address outstanding auditor questions regarding certain expense items.

The additional time required by the Company is further due to the transition of the Chief Compliance Officer Role to Hayley E. Lowe, effective March 31, 2021, as set forth in the Form 8-K, filed April 7, 2021. Ms. Lowe has required additional time to get up to speed in order to respond to all outstanding auditor requests and finalize the Report.

Attached as Exhibit A to this Form 12b-25 is a letter, dated May 3, 2021, from the Company’s auditor, Malone Bailey LLP.

The Company was unable to resolve the outstanding items in order to file the Report on or prior to the fifteenth calendar day following the prescribed due date and will file the Report as soon as reasonably practicable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Hayley E. Lowe	(212)	671-0078
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☑  No  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐ No  ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

StHealth Capital Investment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2021	By:	/s/ Hayley E. Lowe
	Title:	Chief Compliance Officer

Exhibit A

May 3, 2021

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

RE: STHEALTH Capital Investment Corp.

File No.: 814-01137

We have read the statements of the Form 12b-25 to be filed with the Securities and Exchange Commission on May 3, 2021. We agree with statements pertaining to us.

MaloneBailey, LLP

www.malonebailey.com

Houston, Texas